PureCycle Technologies, Inc.

20 North Orange Avenue, Suite 106

Orlando, Florida 32801

December 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PureCycle Technologies, Inc.
Registration Statement on Form S-3
Filed November 20, 2024
File No. 333-283364

Ladies and Gentlemen:

This letter responds to the comment letter dated December 6, 2024 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in regard to the above-referenced Registration Statement on Form S-3 filed on November 20, 2024 (the “Registration Statement”). References to the “Company,” “we,” “us” and “our” refer to PureCycle Technologies, Inc., a Delaware corporation. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Registration Statement.

Below are the Company’s responses. For your convenience, the Staff’s comments as set forth in the Comment Letter are repeated in bold below.

Registration Statement on Form S-3

General

1.

We note your disclosure that the Selling Stockholders may sell the 50,000 Preferred Shares being registered for resale “on the principal trading market for such securities or any other stock exchange, market or trading facility on which the securities are traded or in private transactions” and that “[t]hese sales may be at fixed or negotiated prices.” We also note, however, that the Preferred Shares do not appear to be traded on any existing trading market for purposes of Item 501(b)(3) of Regulation SK. Accordingly, please revise to disclose a fixed price at which the Selling Stockholders will offer and sell the Preferred Shares for the duration of the offering or until they are listed or quoted on a trading market, or otherwise explain how you will comply with Item 501(b)(3).

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 13, 2024

Response: We acknowledge the Commission’s request that we revise the prospectus contained in the Registration Statement to disclose a fixed price at which the Selling Stockholders will be reselling their shares of Preferred Shares. However, Instruction 2 to Item 501(b)(3) of Regulation S-K provides that “if it is impracticable to state the price to the public” the issuer must “explain the method by which the price is to be determined.” The Preferred Shares may be resold to the public by the Selling Stockholders at various times and in various privately negotiated manners, thereby making it impracticable for the Company to state in the Registration Statement the price at which the Preferred Shares will be sold to the public.

The Company respectfully advises the Staff that the outside cover page to the prospectus contained in the Registration Statement has been amended to include the following disclosure: “The Selling Stockholders may sell or otherwise dispose of the Common Shares and Preferred Shares covered by this prospectus in a number of different ways and at varying prices. The Selling Stockholders may offer and sell shares of Preferred Stock or shares of Common Stock in public or private transactions, or both. These sales may occur at fixed prices, at prices related to prevailing market prices, or at negotiated prices, or, in the case of sales of our Common Stock, at market prices prevailing at the time of sale. There is no established public trading market for our Preferred Stock. We provide more information about how the Selling Stockholders may sell or otherwise dispose of the Common Shares and Preferred Shares covered by this prospectus in the section entitled “Plan of Distribution” beginning on page 32.”

The section entitled “Plan of Distribution” has been revised in the amendment to the Registration Statement to explain that “[t]here is no public trading market for the Preferred Shares, and we do not expect a public trading market to develop. We do not intend to apply for listing of the Preferred Shares on any securities exchange, quotation system or other recognized trading system. The prices at which the Preferred Shares may be sold will be determined in privately negotiated transactions and depend, in part, on the manner and timing of such sales.”

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U.S. Securities and Exchange Commission

Division of Corporation Finance

December 13, 2024

If you have any questions regarding the foregoing, please contact Brad Kalter, the Company’s General Counsel and Corporate Secretary, by telephone at (404) 606-3920 or by email at bkalter@purecycle.com, or our legal counsel at Jones Day, Joel T. May, by telephone at (404) 581-8967 or by email at jtmay@jonesday.com, and Jeremy W. Cleveland, by telephone at (650) 687-4173 or by email at jcleveland@jonesday.com.

Sincerely,

PureCycle Technologies, Inc.

/s/ Brad Kalter
Brad Kalter
General Counsel and Corporate Secretary

cc:	Joel T. May (Jones Day)

Jeremy W. Cleveland (Jones Day)